UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Customers Globally Experience 33% GMV Growth in November, Outperforming the Ecommerce Market

November GMV performance demonstrates the resiliency of the VTEX customer base, despite challenging macro conditions

NEW YORK--(BUSINESS WIRE)--December 1, 2022--VTEX (NYSE: VTEX), the global enterprise digital commerce platform for premier brands and retailers, discloses a strong performance during the start of the holiday shopping season (November). Total Gross Merchandise Value (GMV) of US$1.75 billion, representing an increase of 33% in USD over November 2021 and 27% on an FX Neutral basis. With the opening of the holiday shopping season, VTEX recorded in November a 30% increase of orders year-over-year, demonstrating the long-term trend of consumers going online through multiple channels to buy products from their preferred brands.

This November, VTEX witnessed a significant GMV increase in verticals such as electronics (+47% YoY), grocery (+45% YoY) and apparel & accessories (+40% YoY) in the more than 38 countries where it currently operates. This is a result of the increase in penetration of ecommerce as well as the influence of FIFA’s World Cup — which led to an even higher growth in categories such as sports & fitness (+55% YoY) and food & beverage (+45% YoY).

VTEX demonstrated the resiliency of its business model by outpacing the market, despite a challenging macroeconomic environment that resulted in a Black Friday performance below the company's expectations.

“Retailers and brands have gone through a lot over the past couple of years. Customer acquisition costs shot to the roof, supply chain challenges caused inventory chaos, and now inflation is also squeezing merchant's margins,” says Mariano Gomide de Faria, founder and co-CEO at VTEX. “VTEX is well positioned to help merchants drive profitable ecommerce growth. By deploying B2C, B2B and Marketplace models on a single platform — our merchants can make omnichannel inventory and fulfillment strengths while rapidly testing new ways to engage and retain customers. Our highly-flexible and low-maintenance platform helps customers optimize IT investments with agility and ultimately grow their profits,” he added.

"We are no longer in the era of ‘growth at all costs’ — now it's all about choosing your bets and testing them quickly," concludes Gomide de Faria. "When customer acquisition cost is high — you need to run new engagement strategies to keep your existing customers coming back — like live streaming events." VTEX saw an increase in the adoption of Live Shopping and Conversational Commerce solutions before Black Friday — as merchants extended their customer engagement strategies throughout November.

VTEX November 2022 Highlights:

  November sales reached the highest peak on Black Friday, November 25th, at 8:27 pm ET, when VTEX customers registered 2.5 thousand orders per minute.
  VTEX enabled 1.5 million consumer orders globally from their preferred brands and retailers during Black Friday 2022, representing a year-over-year increase of 9%.
  Total number of orders among VTEX customers increased 30% year-over-year in November 2022 versus 25% in the same month last year.
  The top five countries with the highest year-over-year growth in absolute sales volume were Brazil, Mexico, Argentina, Chile and the United States.

Along with the global sales growth, VTEX platform has also delivered scalability, reliability, and security, giving peace of mind for its customers with 100% uptime during Black Friday and Cyber Monday week.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements with regard to commerce trends. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. VTEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment.

Contacts

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

VTEX Press Contact
Carol Silvestre
Public Relations Director
VTEX@methodcommunications.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 1, 2022

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer